[SRSY Letterhead]

July 29, 2010

Via EDGAR Transmission

James O’Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Optimum Fund Trust File Nos. 333-104654/811-21335

Dear Mr. O’Connor:

On behalf of the Optimum Fund Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Post-Effective Amendment No. 10 (“PEA No. 10”) to its Registration Statement on Form N-1A that was filed on May 28, 2010 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to comply with the recent revisions of Form N-1A.  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.           Comment: For each prospectus, delete the CUSIP and fund number references from the front covers.

              Response:  The requested change will be made.

2.           Comment:  In the prospectuses, revise the preambles to the expense example tables so that they follow verbatim the language used in Form N-1A.

              Response:  The language used by the Registrant in the expense example preambles precisely tracks the language used in Form N-1A, except that the Registrant has modified part of the sentence explaining that the example assumes an investment has a 5% return each year and that the Fund’s operating expenses remain the same.  That sentence has been modified to read as follows:  “The example also assumes that your investment has a 5% return each year and reflects the Manager's waivers and reimbursements for the one-year period and the total operating expenses without waivers for years 2 through 10.” The Registrant has made this modification because it believes that it is materially misleading to state a series’ operating expenses will remain the same when there are contractual fee waivers and it is required to factor those waivers into the calculations for the numbers included in the expense example table.  Accordingly, the Registrant respectfully declines to accept this comment.

James O’Connor
July 29, 2010

3.           Comment:  In the prospectuses, revise the first three sentences of each performance section preamble so that they track verbatim the language provided in Item 4(b)(2)(i).

              Response:  The Registrant will combine these sentences into one sentence that tracks the Form N-1A instructions.

4.           Comment:  In the prospectuses, delete the fourth and fifth sentences that discuss the effect of fee waivers on the performance of each series from the preambles in the performance sections.

              Response:  The Registrant believes that it would be materially misleading to exclude the statements explaining that the performance information shown in the bar chart and average annual total return table reflect expense caps in effect during the reporting period and that a series’ performance would have been lower without the caps.  Moreover, because the statements are brief, concise, and clearly disclose material information, the Registrant believes these statements follow the spirit of the disclosure regime required by Form N-1A, as revised.  Accordingly, the Registrant respectfully declines to delete these sentences.

5.           Comment:  In the retail prospectus, in the paragraph immediately following each bar chart, delete the last three sentences.

              Response:  These sentences explain that the bar chart and high/low information do not reflect the Class A shares’ front-end sales charges while the average total return table does.  Additionally, it explains that the bar chart’s returns would be lower if they did.  The Registrant believes that this is material information because it is important for investors to understand that the imposition of the Class A shares’ sales load will affect their performance results.  For example, if such disclosure were not included, an investor reviewing the prospectus might not understand why the bar chart number for the latest fiscal year end does not match a series’ return before taxes for the 1-year period in the average annual total return chart.  Moreover, this disclosure does not substantially lengthen the performance section.  Accordingly, the Registrant respectfully declines to accept this comment because it believes that the information included in those sentences is material.

6.           Comment:  In the retail prospectus, delete the footnote to the average annual total return table.

              Response:  As with Class A shares, the Registrant believes it is important for Class B and C shareholders to understand the effect on their average annual total returns if shares are not redeemed.  Accordingly, the Registrant respectfully declines to accept this comment.

7.           Comment:  In the institutional prospectus under the “Purchase and redemption of Fund shares” section for each series, revise the second paragraph so that it states only that there are no minimum purchase requirements for institutional shares.

              Response:  Although the Trust’s institutional share class does not require investors to initially purchase a specific minimum dollar amount in the institutional share class, institutional share class investors are subject to certain minimum eligibility requirements.  If these requirements are not included in the summary section of the statutory prospectus, investors might otherwise believe that they were eligible to purchase institutional class shares.  In order to eliminate this confusion and so that potential institutional investors understand the eligibility requirements, the Registrant believes that such information should be included in the summary section of the prospectus.  Accordingly, the Registrant respectfully declines to accept this comment.

James O’Connor
July 29, 2010

8.           Comment:  In the prospectuses, the principal investment strategies disclosure in each series’ summary section needs to be summarized.

              Response:  Because the Registrant is a manager-of-managers complex that relies on multiple sub-advisers to manage “sleeves” of each of the Registrant’s series, the Registrant believes it is necessary to include more expansive information in the principal investment strategies discussion in the summary section for each series so that shareholders and potential investors understand each sub-adviser’s investment strategies in managing its particular portfolio sleeve.  Moreover, due to the somewhat unique nature of the Registrant, the Registrant does currently intend to use standalone summary prospectuses.  Consequently, the Registrant respectfully declines to accept this comment

*           *           *

              The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in the PEA No. 10; (ii) Staff comments on the PEA No. 10, or changes to the PEA No. 10 in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the PEA No. 10; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

              In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of the PEA No. 10.

              Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	A.G. Ciavarelli, Esq.
Delaware Investments